



PRESS RELEASE

Contact: Caroline Wouters
Vice President,
Corporate Communications
Wolters Kluwer nv
+ 31 (0)20 6070 459
press@wolterskluwer.com

Kevin Entricken
Vice President,
Investor Relations
Wolters Kluwer nv
+ 31 (0)20 6070 407
ir@wolterskluwer.com

Wolters Kluwer at the 2008 Frankfurt Book Fair
Customer Insight that Meets Customer Needs

Frankfurt, Germany (October 15, 2008) - Wolters Kluwer, a leading global information services and publishing company, announces its participation at the 2008 Frankfurt Book Fair, the world's largest trade fair for books, multimedia, and communications. From October 15 through 19, Wolters Kluwer experts from around the world will gather in Frankfurt representing top Wolters Kluwer brands to meet their key customers, partners, and contacts to introduce the company's latest innovative products and services in the information industry.

Wolters Kluwer health, corporate services, tax, accounting, legal, and regulatory businesses can be found in hall 4.2 (stand P401), showcasing flagship products from leading brands such as Adis, Aspen Publishers, Carl Heymanns Verlag, Kluwer Law International, Lippincott Williams & Wilkins, Luchterhand, and Ovid.

From Wednesday, October 15 through Friday, October 17, Wolters Kluwer Germany will host the "red sofa" conference on the stand. Several well-known German authors will share their view on the current topics and developments in German law and regulatory areas. The full conference program is available at www.wolterskluwer.de/buchmesse/programm.

In addition, Wolters Kluwer's experts will be available to speak on a variety of industry subjects and the next generation of publishing, demonstrating the latest solutions to help their professional customers increase their efficiency and improve their productivity. Representatives from Ovid will be on hand to discuss Ovid's latest products, Nursing@Ovid and Ovid Universal Search.

For a detailed program on Wolters Kluwer activities during the Frankfurt Book Fair, visit www.wolterskluwer.com. To get in touch with Wolters Kluwer's experts during the fair, email buchmesse@wolterskluwer.com or contact info@wolterskluwer.com.

About Wolters Kluwer
Wolters Kluwer is a leading global information services and publishing company. The company provides products and services globally for professionals in the health, tax, accounting, corporate, financial services, legal, and regulatory sectors. Wolters Kluwer had annual revenues (2007) of €3.4 billion, maintains operations in over 33 countries across Europe, North America, and Asia Pacific and employs approximately 19,500 people worldwide. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. Visit www.wolterskluwer.com for information about our market positions, customers, brands, and organization.

Forward-looking Statements
This press release contains forward-looking statements. These statements may be identified by words such as "expect," "should," "could," "shall," and similar expressions. Wolters Kluwer cautions that such forward-looking statements are qualified by certain risks and uncertainties that could cause actual results and events to differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions; conditions in the markets in which Wolters Kluwer is engaged; behavior of customers, suppliers, and competitors; technological developments; the implementation and execution of new ICT systems or outsourcing; and legal, tax, and regulatory rules affecting Wolters Kluwer's businesses, as well as risks related to mergers, acquisitions, and divestments. In addition, financial risks such as currency movements, interest rate fluctuations, liquidity, and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters



Kluwer disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

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